[HOLLAND LETTERHEAD]

March 2, 2011

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Holland Capital Management LLC (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding taxes, extraordinary expenses, independent trustee fees and expenses, brokerage fees and commissions) for the Institutional Shares and the A Shares of the Lou Holland Growth Fund (the “Fund”), a series of the Forum Funds (the “Trust”), do not exceed 1.20% and 1.40%, respectfully, May 1, 2011 through May 1, 2012.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on May 1, 2012.

Very Truly Yours,
Holland Capital Management LLC

By:
                         Monica L. Walker
        Title: Presiden & CEO